UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Coinvest Labs LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
June 30, 2017

Physical address of issuer
1424 Charlotte Way, Carrollton TX 75007

Website of issuer
coinve.st

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% in the form of Securities being issued in this Offering

Type of security offered
Debt security

Target number of Securities to be offered
N/A

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 29, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	2017	2016
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 18, 2018

FORM C
Up to $1,070,000.00
Coinvest Labs LLC



DPAs (Debt Payable by Assets)
Series S-1

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Coinvest Labs LLC, a Texas Limited Liability Company (the "Company", "Coinvest Labs", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in debt securities of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the Offering of Securities described in this Form C (this "Offering"). The minimum dollar amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. **The Company reserves the right to limit the maximum investment amount of individual investors based on the Company's determination of an investor's sophistication.** All references to "investor" or "Investor" in this document and all related materials shall mean an individual or entity participating in the Offering as a lender under the terms of the Security, which is a debt instrument representing a loan from said lender to the Company, payable and pre-payable in cash and/or in certain assets, with variable interest rate.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective Investor must complete and execute an agreement for the Debt Payable by Assets Series S-1 (the "Debt Agreement"). Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions [1][2]	Net Proceeds

Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% in the form of a debt security being issued in this Offering in connection with the Offering.

The date of this Form C is May 18, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company

(1) Is organized under, and subject to, the laws of a State or territory of the United States or Texas;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, NEITHER THE SEC NOR ANY STATE SECURITIES AUTHORITY HAS MADE AN INDEPENDENT

DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE COMPANY FILING THIS FORM C FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CF (§ 227.100 ET SEQ.) MUST FILE A REPORT WITH THE COMMISSION ANNUALLY AND POST THE REPORT ON ITS WEBSITE AT HTTP://LABS.COINVE.ST NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE COMPANY MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CF (§ 227.202(B)) BY 1) BEING REQUIRED TO FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(D) OF THE EXCHANGE ACT OF 1934, AS AMENDED, 2) FILING AT LEAST ONE ANNUAL REPORT PURSUANT TO REGULATION CF AND HAVING FEWER THAN 300 HOLDERS OF RECORD, 3) FILING ANNUAL REPORTS FOR THREE YEARS PURSUANT TO REGULATION CF AND HAVING ASSETS EQUAL TO OR LESS THAN $10,000,000, 4) THE REPURCHASE OF ALL THE SECURITIES SOLD IN THIS OFFERING BY THE COMPANY OR ANOTHER PARTY, OR 5) THE LIQUIDATION OR DISSOLUTION OF THE COMPANY.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.

NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH A PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

7

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://labs.coinve.st.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchasers prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Coinvest Labs LLC (the "Company" or "Coinvest Labs") is a Texas limited liability company formed on June 30, 2017, with its principal place of business located at 1424 Charlotte Way, Carrollton, TX 75007. The Company is the research and development subsidiary of its parent company, Coinvest LLC ("Coinvest" or "parent company"), which is working to develop a decentralized investment trading platform that uses smart contracts and blockchain technology to enable users to invest in several cryptonized assets using one token known as "COIN" (the "Token"). Coinvest Labs is expected to generate revenue from licensing or selling its products and services after registration with the appropriate regulatory bodies in compliance with all applicable laws.

The information available on or through our website (https://labs.coinve.st) or our parent company's website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Coinvest Labs aids in the research and development of the future decentralized investment trading platform that uses smart contracts and blockchain technology that will enable users to invest in cryptonized assets. Coinvest Labs will license and sell its products and services to its parent company. Coinvest Labs houses the engineering resources, technology and intellectual property for use by the Coinvest group of companies. The company expects to receive compensation for services rendered.

The Offering

Minimum amount of Securities being offered ("Minimum Amount")	$100,000
Total Securities outstanding after Offering (if Minimum Amount reached)	$100,000
Maximum amount of Securities ("Maximum Amount")	$1,070,000
Total Securities outstanding after Offering (if maximum amount reached)	$1,070,000
Purchase price per Security	$1.00
Minimum investment amount per Investor	$100.00
Offering deadline	July 29, 2018
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting rights	See the description of voting rights on page 38 hereof.

RISK FACTORS

AN INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE DECIDING WHETHER TO INVEST IN THE SECURITIES. THE OCCURRENCE OF ANY OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT THE SECURITIES AND IN ANY SUCH CASE, YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT. RISKS AND UNCERTAINTIES IN ADDITION TO THOSE WE DESCRIBE BELOW, THAT MAY NOT BE PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL, MAY ALSO OCCUR, AND OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED, THE VALUE OF THE SECURITIES COULD DECLINE, AND FUTURE EVENTS AND CIRCUMSTANCES COULD DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. YOU SHOULD CONSULT YOUR OWN FINANCIAL, TAX AND LEGAL ADVISORS REGARDING THE SUITABILITY OF THIS INVESTMENT.

RISKS RELATED TO OUR BUSINESS & COMPANY

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. Coinvest Labs is a technology development company and the research and development subsidiary of Coinvest LLC. Company revenue is obtained from its parent company and primary customer, Coinvest LLC. Coinvest Labs develops technology in the financial services sector that is used by its parent company. The core products in the parent company's portfolio include, but are not limited to, a software wallet, decentralized investment trading platform, and centralized exchange. We rely on funding from our parent company to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately July 2018, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities to support our parent company, Coinvest LLC. This includes, but is not limited to, office space, additional employees, and operational expenses needed to support the development of features in the current product portfolio as well as future products.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any legal claims and our intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Lack of demand for and market acceptance of our products and technologies; and
- The success and existence of our parent company as they are our primary source of funding and revenue.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations, we might be required to relinquish significant rights to our technologies or product candidates on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our business, financial condition and results of operation.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Texas on June 30, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

We are dependent upon key individuals and certain of the employees of our parent company.

We are dependent on certain key personnel that are employed by our parent company who are not on the payroll of the Company. Our success depends on these individuals. If we are unable to retain these individuals or unable to hire, assimilate and retain such qualified personnel in the future, our business, operating results and financial condition could be materially adversely affected. There can be no assurance that we will be successful in retaining or attracting qualified personnel. The failure to succeed in these endeavors would have a material adverse effect on our ability to consummate our business plans.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared audited financial statements.

There are no audited financial statements regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Negative public opinion could damage our reputation and adversely affect our business.

Reputational risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, and actions taken by government regulators, licensing authorities or self-regulatory bodies in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not, and may affect our ability to attract and retain customers and employees or expose us to litigation and regulatory action.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, affiliates and business partners, and personally identifiable information of our customers and any employees, on our network. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to human error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive / confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Previous attacks and fraudulent attempts have included DDOS attacks on our servers, port sniffing, email phishing and spoofing, employee impersonations and fraudulent wallet listings. A disruption, infiltration or failure of our information infrastructure systems could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company could be negatively impacted if found to have infringed on intellectual property rights or to have committed other legal or regulatory infractions.
Technology companies, including many of our and our parent company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company intends to use the proceeds from the Offering for unspecified working capital.

The majority of proceeds from this Offering will be placed in an escrow account until a later date (see the description of the Securities below). The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

RISKS RELATED TO THE SECURITIES

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not accrue interest during this time and will simply be held until such time as (x) the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time your full investment will be returned to you without interest or deduction, or (y) the Company receives the Minimum Amount, at which time a portion of the aggregate amounts raised in this Offering will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual Investor's commitment amount (including cancelling the investment commitment and returning funds) based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Investor is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted at any meeting thereof, or to give or withhold consent to any Company action (other than as pursuant to the Debt Agreement) or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the Company are the rights of payment as set forth in the Debt Agreement.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the management of the Company. You, as a Purchaser, will have no vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Investors may lack information for monitoring their investment.
You may not be able to obtain all information you may want regarding the Company or our parent company, the Tokens or the parent company platform, on a timely basis or at all. It is possible that you may not be aware on a timely basis of material adverse changes that have occurred with respect to your investment. While our parent company has made efforts to use open-source development for the Tokens, this information may be highly technical by nature. As a result, the Investors may not have accurate or accessible information about their investment, the Company, the Tokens or Coinvest platform.

The Securities will not be freely tradable until one year from the initial purchase date. Federal or state securities regulations may apply and each Purchaser should consult with his or her attorney.

There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account and not with a view to resale or distribution thereof.

If the Securities are paid back in Tokens, it is unclear whether or not these Tokens will be freely tradable or convertible to fiat currency.
Given the regulatory uncertainty surrounding the cryptocurrency and token industry, any Tokens used to fulfill the Company's debt obligations of the Securities may be considered securities with substantially limited or no liquidity, and not freely tradeable on the open market. Further, new regulations may make it more difficult to acquire and/or use Tokens. Regulatory actions may limit the ability of end-users to convert Tokens into fiat currency (e.g., U.S. Dollars) or use Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back debt obligations of the Securities with Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

The term of this debt instrument and all the rights to receive Tokens from it, will expire at three years.
If the Company is not able to acquire Tokens from our parent company within three years of the issuance of the debt instrument, it will pay Investors back with all remaining cash on hand, with interest due pursuant to the terms of the Debt Agreement. There may be no cash available in the escrow account, if such funds have been subject to a Capital Call (as hereinafter defined) by the Company previously, or any cash on hand at the Company to repay Investors.

There is no guarantee that the Security will be paid back in Tokens.
If the Company cannot acquire Tokens to repay Investors in Tokens, the only means to pay back the debt is in cash. As Tokens may be considered securities, there may exist regulatory risks that prevent the acquisition or distribution of Tokens. There is a risk that regulators may deem Tokens securities, therefore substantially limiting their liquidity and the Company's ability to fulfill the terms of the Debt Agreement with them.

In the event the Securities are repaid in Tokens, it may be illegal now, or in the future, to acquire, own, hold, sell or use Tokens in one or more countries.
One or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Tokens or to exchange Tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company or our parent company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The price of the Tokens may be set arbitrarily by our parent company; no guarantee of return on Investment.

This means that the value of the Securities relative to the cost of Tokens cannot be determined or guaranteed. There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers who are not interested in a cash repayment should make serious considerations regarding their desire to purchase this Security, as Tokens may never be available to you, meaning that a cash return may be your only option.

In the event regulatory concerns or any other unforeseen event prevents the ultimate distribution of Tokens, the only assets by which the debt instrument utilized in this Offering can be paid back with is cash, pursuant to the terms and conditions in the Debt Agreement. This means you should only enter this offering if you are willing to accept a return of investment by the Company in the cash assets it may have at the time of repayment.

The Security being offered has features which allow Purchasers to redeem it for partial repayment or their original principal amount. Purchasers should be aware that (i) the Company may not be obligated to return 100% of the principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return such funds.

You must provide a valid network address and other information for Token distribution or forfeit ability to receive Tokens.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the Debt Agreement (in part or in full) in Tokens, and you fail to provide the Company within fifteen (15) calendar days of notice by the Company, a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion, effectuate such repayment in cash and without any interest, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital keys or public addresses or any other inaccurate information for purposes of Token transfer often results in irreversible loss, which each Investor agrees to be solely liable for, and the Company is deemed to have fully repaid its obligations to such Investor with no further obligations.

Investors' ability to redeem the Security we are issuing for cash prior to the maturity date may not provide a full return of capital and may cause the insolvency of the Company.

The Security being offered has features which allow each Investor to redeem it prior to the second anniversary of the issuance date of the Security for partial repayment of approximately seventy-five (75) percent of the net proceeds to the Company (after the payment of Intermediary expenses) from the Investor's Subscription (the "Early Redemption Right"). Investors should be aware that (i) the Company is not obligated to return one-hundred (100) percent of principal in the event that the Investor chooses to exercise his Early Repayment Right; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of an escrow account to secure approximately seventy-five (75) percent of the net proceeds of this Offering and (iii) in the event that the Company requests a Capital Call that an Investor chooses not to opt out of, the Early Repayment Right will be extinguished.

If a significant number of Investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

We may use some or all of the money loaned to us on short notice, which could make it more difficult for us to repay the loan.
The Company has the right to call for the capital held in escrow between the first and second year anniversary of the closing of the Offering. This may ultimately result in an accelerated loss in your capital, should you choose to not recall your funds held in escrow before the Company's Capital Call comes into effect. If the escrow is released to the Company, this may result in the use of the cash by the Company and the likelihood of your repayment in cash could be greatly reduced.

The terms of this debt instrument may hamper the Company's ability to use cash due to the use of an escrow account which will reduce the free cash available to the Company.
The Security being offered has a feature which requires the Company to retain seventy-five (75) percent of the net proceeds to the Company of this Offering in an escrow account monitored by Republic. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. As Investors have right to request a return of seventy-five (75) percent of the net proceeds to the Company from the Investor's Subscription, the value of this escrow account may decrease over time. The Company will have the ability to request the release of all funds in the escrow account, after the first anniversary of the issuance of this Security but before the second anniversary of said issuance (the "Capital Call"). However, the Investors will have the ability to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the escrow account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, you will have a right to your pro rata share of any funds remaining in the escrow account and not previously repaid pursuant to the Early Redemption Right. We may not have sufficient funds remaining in the escrow account or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repay the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. If we are unable to

repay the Investors pursuant to our obligations under the Securities, the Investors will become general unsecured creditors of the Company, without priority, security or perfection.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to repay the Securities in cash will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations or the operations of our parent company, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our obligations under the Debt Agreement would severely negatively impact your investment in the Securities.

In the event the Company is unable to generate sufficient cash flow, there is a large risk that the Company could default on the Debt Agreement and be unable to repay the Securities, in either cash or Tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay all Securities in full in cash.

Investors do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodities Exchange Act of 1936, as amended (the "CEA").

Coinvest Labs is not registered as an investment company under the Investment Company Act and the Company does not believe it is required to register under such act. Consequently, the Investors do not have the regulatory protections provided to Investors in investment companies, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of Investors; and investment companies from engaging in excessive leveraging.

The Company will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC. Furthermore, the Company does not believe it is a commodity pool for purposes of the CEA, or that it is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the operation of the Company. Consequently, the Investors will not have the regulatory protections provided to Investors in CEA-regulated instruments or commodity pools.

The Company may be forced to cease operations or take actions that result in a dissolution event.

It is possible that, due to any number of reasons, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a liquidation or dissolution event.

The United States tax rules apply to an investment in the Securities and in the event the Security is repaid in Tokens, the United States tax rules are uncertain and the tax consequences to an Investor of an investment in the Securities could differ from the Investor's expectations.

The tax rules applicable to the Securities, specifically if the Security is repaid using Tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's Securities. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

RISKS RELATED TO OUR PARENT COMPANY'S BUSINESS & TOKENS

The Coinvest platform may not be widely adopted and may have limited users.

It is possible that the Coinvest platform may not be used by a large number of users. Such a lack of use or interest could negatively impact the development of the Coinvest platform and therefore the potential utility of the Tokens.

The Company may not successfully market or complete the development of Tokens and Investors may not receive Tokens.

The Coinvest platform has not yet been fully developed and may require additional capital funding, expertise of the parent company's management, time and effort in order to develop and successfully launch. Changes may have to be made to the specifications of the Coinvest platform or Tokens for any number of legitimate reasons or the Company and our parent company may be unable to develop the network in a way that realizes those specifications or any form of a functioning network. It is possible that Tokens and the network may not ever be released and there may never be an operational platform for the Token or that the launch of the Coinvest platform will not occur or meet the expectations of users, investors and the general public. Furthermore, despite good faith efforts to develop and launch and subsequently develop and maintain the network, it is still possible that the Coinvest platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the platform and the Tokens.

Token has no history.

The Tokens have no operating history. As the Securities are repayable in Tokens, Purchasers should be aware that that the assessment of the Company, its parent company or any third party of the prospects of the Coinvest platform may not prove accurate, and that the Company will not achieve its objectives.

Lack of a market valuation of the Tokens.

Because no public market exists for the Tokens, the repayment by Tokens is established on an arbitrary basis. As a result, the actual value of a repayment in Tokens may be substantially less than the amount borrowed by the Company in this Offering.

Our parent company relies heavily on technology, which can be subject to interruption and

instability due to operational and technological failures, both internal and external.
Our parent company relies on technology, particularly the Internet and mobile services, to conduct much of its business activity and allow its Investors to conduct financial transactions. These systems and operations are vulnerable to disruptions from human error, natural disasters, power outages, computer and telecommunications failures, software bugs, computer viruses or other malicious software, distributed denial of service attacks, spam attacks, security breaches and other similar events. In addition, extraordinary trading volumes or site usage could cause our parent company's computer systems to operate at an unacceptably slow speed or even fail. Disruptions to, instability of, or other failure to effectively maintain information technology systems or external technology that allows our parent company's customers to use its products and services could harm our parent company's business and reputation. Should the technology operations be disrupted, our parent company may have to make significant investments to upgrade, repair or replace its technology infrastructure. While our parent company has made significant investments designed to enhance the reliability and scalability of its operations, it cannot assure that it will be able to maintain, expand and upgrade its systems and infrastructure to meet future requirements and mitigate future risks on a timely basis or that it will be able to retain skilled information technology employees. Disruptions in service and slower system response times could result in substantial losses, decreased client service and satisfaction, customer attrition and harm to our parent company's reputation. In addition, technology systems, including our parent company's own proprietary systems and the systems of third parties on whom it relies to conduct portions of its operations, are potentially vulnerable to security breaches and unauthorized usage. An actual or perceived breach of the security of our parent company's technology could harm its business and reputation. Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or financial services companies, whether or not our parent company is impacted, could lead to a general loss of customer confidence in the use of technology to conduct transactions, which could negatively impact us, as the research and development affiliate of the parent company, and the value of the Tokens, including the market perception of the effectiveness of our security measures and technology infrastructure. The occurrence of any of these events may have a material adverse effect on our business or results of operations, or the value of the Tokens.

The Coinvest platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the Coinvest platform's security is compromised or if the Coinvest platform is subjected to attacks that frustrate or thwart its users' ability to access the Coinvest platform, Tokens or the network products and services, the utilization of the Tokens could be seriously curtailed and cause a decline in the future market price of the Tokens.
Coinvest's platform, structural foundation, protocol, software applications and other interfaces or applications built upon the Coinvest platform are still in an early development stage and are unproven, and there can be no assurances that the Coinvest platform and the creation, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the network. Further, the Coinvest platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the network which may result in the loss or theft of Tokens. For example, if Coinvest and the Coinvest platform are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect the Coinvest platform. In any such event, if the platform launch does not occur or if the Coinvest platform is not widely adopted, any Tokens that are used to

repay the Securities may be worthless.

Regulation of cryptocurrencies in the United States and in foreign jurisdictions is in its early stages of development and subject to changes which may have an adverse impact on our parent company's ability to distribute Tokens.

The regulatory status of cryptocurrencies and similar crypto assets, as well as the regulatory status of funds that invest in cryptocurrencies like the Tokens that may be used to repay the Securities, is unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the state, federal, foreign or international level may adversely affect the use, transfer, exchange, and value of cryptocurrencies. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to such technology and its applications, including the use of cryptocurrencies as an asset class in which to invest. It is also difficult to predict how or whether legislatures or regulatory agencies may implement changes to laws and regulations affecting the distribution of tokens.

Cryptocurrency regulation is in its infancy and future regulatory change is unpredictable.

As cryptocurrencies have grown in popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have begun to develop regulations governing the cryptocurrency industry. Regulators are concerned such a large unregulated person to person global economy could potentially enable criminals to evade taxes and launder money. To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrencies may be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies could result in a reduction of demand, and in turn, a decline in the per unit price of cryptocurrencies.

Various foreign jurisdictions may adopt laws, regulations or directives that affect cryptocurrencies, and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the Cryptocurrency economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of cryptocurrencies. For example, on October 10, 2017, Russia's President Vladimir Putin denounced the Cryptocurrencies as risky and used by criminals, and Russia's central bank stated that it would support regulation of the Cryptocurrencies. South Korea announced the ban of all initial coin offerings on October 2, 2017 citing consumer fraud as one reason. On September 4, 2017, China's central bank banned initial coin offerings and subsequently, banned all Cryptocurrency exchanges from operating within the country.

The effect of any future regulatory change on distributed ledger technology and its applications, including Cryptocurrencies in general is impossible to predict, but any such change could be substantial and adverse to the Tokens that may be used to repay the Securities.

If the Securities are paid back in Tokens, Purchasers should be aware that Tokens have risks which may adversely affect their value.

Instability in the Token exchange market and the closure or temporary shutdown of Token exchanges due to fraud, business failure, hackers, malware, or government-mandated regulation may reduce confidence in the Token exchange market and result in greater volatility in Token prices. Purchasers should consult with their attorney as to whether the Tokens can be legally traded when received.

Our parent company may use other methods of distributing the Tokens that might allow other investors to purchase or receive Tokens on better terms than you receive under the Debt Agreement or that might dilute the value of the Tokens received in as repayment for the Securities.
The parent company may distribute the Tokens through the following mechanisms, each of which could result in both a decrease in the value of the Tokens received by Investors as repayment for Securities and in comparison to certain purchasers and other recipients purchasing the Tokens on more advantageous terms:

- Direct Sales. The parent company may sell Tokens through offerings compliant with applicable securities laws
- Compensation to Employees. The parent company anticipates providing the Tokens as a form of bonus or compensation to employees of Coinvest or Coinvest Labs, either for free or for a reduced price.
- Giveaways. To encourage use and development of the network, the parent company may provide Tokens as rewards to users of the network for certain activities; the parent company may provide Tokens as rewards in circumstances where it believes the Tokens will not be treated as securities.

Some of these sales and distributions of the Tokens by the parent company may occur at a substantial discount to the amount of Tokens received by Investors as repayment for the Securities and/or may result in other terms that are more advantageous to other Investors and recipients.

REGULATORY RISKS

Regulatory changes or actions may adversely affect the repayment of the DPAs with Tokens.
As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Securities repayable by Tokens.
Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("FTC") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company, the parent company and the parent company's Tokens used to repay the Securities.

The United States tax rules applicable to the Tokens and cryptocurrencies generally are uncertain and the tax consequences to an Investor who receives Tokens as repayment for the Securities could differ from the Investor's expectations.
The tax rules applicable to the Tokens and the cryptocurrencies given to the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in cryptocurrencies. The tax consequences to a Purchaser of the Securities who receives repayment in Tokens could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

No tax opinion.
Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the Offering of the Securities. Accordingly, each Investor should discuss the tax

considerations of an investment in the Securities and the potential repayment of the Securities with Tokens as it relates to him or her with his or her own tax advisor.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.

The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the Tokens useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Coinvest Labs aids in the research and development of the future decentralized investment trading platform that uses smart contracts and blockchain technology that will enable users to invest in cryptonized assets. Coinvest Labs will license and sell its products and services to its parent company. Coinvest Labs houses the engineering resources, technology and intellectual property for use by the Coinvest group of companies. The company expects to receive compensation for services rendered.

Business Plan

Coinvest Trade is a trading platform that will enable users to perform investment transactions through a decentralized process managed by smart contracts. Coinvest Labs aims to create a future where users have one wallet and one token that will enable anyone to create a digital investment portfolio to invest in hundreds of cryptocurrencies without holding the underlying asset itself, thereby reducing the cost, risk, and complexity associated with investing in cryptocurrencies on centralized exchanges or investment funds. Centralized third parties that are often needed in traditional investment use cases will be replaced with smart contracts that act as autonomous agents and programmatically compensate all users, Investors, and owners within the entire Coinvest Labs ecosystem.

History of the Business

Coinvest Labs was founded on June 30, 2017 by Microsoft alumnus Damon Nam, to simplify the process of investing in cryptocurrencies. In effort to democratize cryptocurrencies and make them more accessible to the public, Coinvest Labs is developing a wallet and trading platform that empower users to invest in hundreds of different cryptonized assets and indexes using only one token known as COIN.

To date, Coinvest Labs has completed development of the Token, the related smart contracts and protocol, and expects to release a beta version of the Coinvest Labs wallet, trading platform, and exchange in Q3 of 2018.

Competition

The Company's primary competitors are those who also research and develop centralized and decentralized exchanges such as Coinbase and Binance, as well as companies that develop software wallets, such as Metamask and Myetherwallet.

Supply Chain and Customer Base

Coinvest Labs is a research and development subsidiary of Coinvest. Coinvest Labs provides research to and develops intellectual property for Coinvest, and in exchange, obtains funding from Coinvest. In addition, Coinvest pays the salaries of its employees to provide support and services to the Company.

Intellectual Property

The Company is dependent on the following intellectual property:

Coinvest Labs LLC has developed a variety of technology assets that are both open-sourced and private. This includes, but is not limited to the Company's COIN protocol, smart contracts, DApps, tools and more. A full list of the Company's product portfolio and intellectual property are as follows:

- COIN protocol
- COIN smart contracts
- COIN balance explorer
- Coinvest Labs website
- Coinvest website
- CoinDNA website
- Coinvest DApp (wallet/trade)
- Coinvest CVX (exchange)

Governmental/Regulatory Approval and Compliance

None.

Litigation

None.

Other

The Company's principal address is 1424 Charlotte Way, Carrollton, TX 75007.

The Company conducts its research and development at its Texas base.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS[1]

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary fees	6.00%	$6,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	10.00%	$10,000	0.93%	$10,000
Estimated attorney fees	20.00%	$20,000	1.87%	$20,000
Estimated accountant/auditor fees	10.00%	$10,000	0.93%	$10,000
General marketing	8.00%	$8,000	9.35%	$100,000
General working capital	46.00%	$46,000	80.91%	$865,800
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a change of market competition and conditions. Furthermore, it intends to reserve a substantial portion of the proceeds and deploy them only when it has confidence in its ability to substantially satisfy its obligations under the Securities issued as part of this Offering.

DIRECTORS, OFFICERS AND EMPLOYEES

---

[1] This is the estimated use of proceeds from the Offering if the amount of proceeds placed in the escrow account is released to the Company, the Company will not have the cash on hand in the event of this Offering's successful close to use proceeds in the manner described above.

Directors: The Company anticipates entering into formal employment agreements with the following directors, officers and employees at a later date, although it cannot be assured the proposed directors, officer and employees will accept the terms proposed. The principal occupation and employment responsibilities for the past three (3) years for such persons and their educational background and qualifications are listed below.

Name
Dzuy (Damon) Nam Huynh ("Damon Nam")

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member (June 30, 2017 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Microsoft Corporation: 1999 - 2015
Served as US Partner Services Program Director from February 2008 to 2015. Was responsible for a $90M book of business and over 70 partner organizations; responsible for partner business development and resource management for the US services subsidiary. Managed program scorecard to drive business KPI's such as revenue, margin and partner satisfaction. Built and managed executive relationships with partner and internal stakeholders within the program, including recurring business reviews to ensure alignment with program commitment and objectives. Evangelized and collaborated cross-group across multiple internal organizations, involving procurement, operations, services and sales. Managed partner demand pipelines involving workforce planning forecast analysis and supply.
Verse Chat: 2015 – 2017
Served as the CEO from February 2015 to March 2017. Was responsible for creating and driving the vision and mission for the company and overseeing all core aspects of the business, including sales, marketing, operations, design and development. Developed all solutions requirements and wireframes for the product and managed talent recruitment for the company. Built and managed investor relationship with angel and venture capitalist firms and managed overall project timelines and financial reporting.
Coinvest LLC: 2017 – Present
Currently serve as the Executive Director and founder.

Education
Southern Methodist University – Undergraduate School

Name
Kevin Huynh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Hotels.com – Senior Online Marketing Analyst: July 2015 – March 2018

Education
Carnegie Mellon University – Graduate School
Southern Methodist University – Undergraduate School

Name
Byron Levels

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Modus Digital Media Group – Owner: July 2008 – Present

Education

University of Texas at Arlington – Undergraduate School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Limited Liability Company Membership Interests
Amount outstanding	100%

Voting Rights	All members vote with their membership interests. The Managing Member may act unanimously unless provided otherwise by law.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	They membership interests will not affect the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Following the Offering, the total amount of outstanding indebtedness of the Company will be $100,000.00 if the Minimum Amount is raised and $1,070,000.00 if the Maximum Amount is raised.

Valuation

The Company has ascribed no valuation related to the Offering price of the Securities.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is 100% owned by the parent company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Percentage Owned Prior to Offering
Coinvest LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto as Exhibit A Operations, in addition to the following information.

Operations

Coinvest Labs LLC is a pre-revenue company. Primary expenses have consisted of development and operations. The company's funding is obtained from its parent company, Coinvest LLC, who provides funding to the Company in exchange for the Company's research and development of products for use by the parent company. Coinvest Labs does not expect to generate revenue until Q3 2018 upon the launch of its products and services by its parent company. The business objectives during this period include, but are not limited to, the development and launch of the Coinvest software wallet, decentralized investment trading platform, and centralized exchange.

Liquidity and Capital Resources
Other than as a result of this Offering, Coinvest Labs LLC has zero debt and is financially secure. Following the Offering, the total amount of outstanding indebtedness of the Company will be $100,000.0 if the Minimum Amount is raised and $1,070,000.00 if the Maximum Amount is raised. In addition to campaign fees and marketing, the proceeds raised from this Offering will add to Company reserves, accelerate development, and increase operational runway.

The Offering proceeds are important to operations as the capital raised will be used for unspecified working capital. Approximately 46% of the net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities, including the recruitment of talent for operations and the continued development and deployment of products and services for use by our parent company. The recruitment of additional engineering resources such as a product manager, front-end engineers, and back-end engineers is contemplated and Coinvest Labs will leverage its industry relationships and partners to accelerate its recruitment strategy. The Company intends to maintain cash and/or assets adequate for it to meet at least 75% of its repayment obligations under the Securities at all times, but may temporarily deviate from this objective when so required by business needs.

The Company does not have any additional sources of capital other than the proceeds from the Offering and funding provided by its parent company, including for the payment of salaries of its employees who provide support and services to the Company.

This is the first offering by Coinvest Labs.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above description of the business of the Company, potential Purchasers should consider whether the achievement of the goals of the Company within the estimated time frames is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays and whether the Company will need additional financing to accomplish its goals.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Securities. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering. The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 29, 2018 in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Debt Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, then a portion of the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Debt Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Debt Agreement are met.

The price is the face amount or par value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $100.00. **The company reserves the right to limit the**

maximum investment amount of individual investors based on the Company's determination of an investors sophistication.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised.

Stock, Warrants and Other Compensation
2% in the form of a debt security being issued in this Offering.

Transfer Agent and Registrar
Coinvest LLC will act as transfer agent and registrar for the Securities.

The Securities
The following is a summary of the Securities and we request that you please read the Debt Agreement attached hereto as an Exhibit.

Term: The Securities will mature upon 36 months from the date of issuance. The Securities are prepayable by the Company in the Company's discretion (with no prepayment penalties) or upon demand by the Investor (in which case 75% of the net proceeds to the Company will be repaid in cash in full satisfaction of the debt).

Interest Payment: The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of Debt Agreement attached hereto.

The Securities will pay interest at a rate of 0%-20% in assets, including digital tokens, or cash, as per the terms set forth on the form of Debt Agreement attached hereto.

Escrow Account: Upon the closing of the Offering, 75% of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the Debt Agreement.

Maturity Date: In the event that the maturity date of 3 years is reached without the prior repayment by the Company of its obligations under a Debt Agreement with an Investor, each such Investor will be owed, by the Company his or her principal amount, plus an additional fifteen percent, to be paid in USD cash.

Repayment by Tokens: If the Company has ownership or control of Tokens in an amount adequate to satisfy its outstanding repayment obligations in full under the Debt Agreement and other Securities contemporaneously issued as part of the same Offering, including any accrued and unpaid interest amounts, the entire principal shall be due and payable to the Investor, together with interest accrued on the entire Debt Amount (said interest also payable in Tokens), to be calculated based on the initial undiscounted Token price set by the Company or an Affiliate (the "Token Valuation"). If such repayment is made on or prior to the six (6) month anniversary of the issuance of the Security, the asset interest amount due and payable to the Investor shall be 10% of the investor's principal amount. If such repayment is made during the period commencing after the six (6) month anniversary of the issuance but before maturity date of the Security, the asset interest amount due and payable to the Investor shall be 20% of the investor's principal amount.

Repayment in Cash: If the Securities are repaid by the Company in cash, per the terms of the Debt Agreement, in the company's discretion (i) with no prepayment penalties and no interest accrued and payable if such repayment is made on or prior to the six (6) month anniversary of the issuance of the Security or (ii) if such repayment is made during the period commencing after the six (6) month anniversary of the issuance but before maturity date of the Security, the fiat interest amount due and payable to the Investor shall be 15% of the investor's principal amount.

Prepayment Demand by Investor: The Investor may demand prepayment of 75% of the net proceeds of their investment (the "Lender Escrow Amount") any time prior to the two years anniversary of the issuance of the Security (in which case the Lender Escrow Amount will be removed from the escrow account in full satisfaction of the debt). However, if the Company has exercised the right to conduct a Capital Call (as described below) and the Investor has failed to opt out of the Capital Call, prior to the Investor demanding prepayment, the Investor's right to request such Lender Escrow Amount shall be extinguished.

Capital Call Event: After the first year anniversary but prior to the second year anniversary of the issuance of the Security, the Company may request all funds be released to the Company from the escrow account as a Capital Call event. Investor shall have 15 days from the receipt of notice of such intended Capital Call to opt out of such Capital Call and to exercise his or her right of early repayment of the Lender Escrow Amount in the prior paragraph.

Dissolution Event: If a dissolution event occurs before repayment obligations under a Debt Agreement has been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Termination: This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security: The Securities are not secured.

Subordination: The Securities are not subordinate to other indebtedness of the Company.

Events of Default: In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Voting and Control

The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Issues Specific to Repayment by Tokens: With respect to any partial or full satisfaction of the Debt Amount by Tokens, the number of Tokens shall be determined based on the Token Valuation. Where possible, the Token distribution may include fractional Tokens. In the event fractional Tokens are not available, (i) the Investor will receive one full Token if the fractional remainder is equal to or in excess of 0.50 Tokens or (ii) the Investor will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

In the event the Company elects or is required under the terms of the Debt Agreement to make a repayment of the Investor's principal amount (in part or in full) by Tokens, if upon notice, Investor fails to provide to Company within 15 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain Tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial principal amount, without any further obligations associated thereto and in full satisfaction of such full or partial principal amount. The Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of Token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Other Material Terms

The Company has the right to cease operations and distribute funds acquired through the Offering, as well as any other assets of the Company to satisfy and extinguish the Securities issued during this Offering. Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company was formed on June 30, 2017 with Damon Nam as the owner of 100% of the Company's limited liability company interests. Prior to this Offering, Damon Nam and the Company's parent company, Coinvest LLC, entered into a Membership Interest Transfer Agreement effective as of January 1, 2018 whereby 100% of the membership interests of the Company were transferred from Mr. Nam to Coinvest LLC on an arms' length basis, pursuant to an exemption from registration under Rule 506(b) of Regulation D. Mr. Nam is the Executive Director of both Coinvest LLC and Coinvest Labs LLC.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dzuy (Damon) Nam Huynh
_____
(Signature)

Dzuy (Damon) Nam Huynh
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Form of Debt Agreement

EXHIBIT A

Financial Statements

COINVEST LABS LLC

Unaudited Financial Statements

For the period of June 30, 2017 (inception) through December 31, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 27, 2018

To: Board of Directors of Coinvest Labs LLC

Re: 2017 (inception) Financial Statement Review
        Coinvest Labs LLC

We have reviewed the accompanying financial statements of Coinvest Labs LLC (the "Company"), which comprise the balance sheet as of December 31, 2017), and the related statements of income and cash flows for the period of June 30, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

COINVEST LABS LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Commitments and Contingencies		
Stockholders' Equity:		
Member capital		0
Retained Earnings		0
Total Stockholders' Equity		0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	0

COINVEST LABS LLC

STATEMENT OF OPERATIONS

From June 30, 2017 (inception) through December 31, 2017

(Unaudited)

Revenues	$ 0
Cost of revenues	0
Gross Profit (Loss)	0
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Organizational expenses	0
Total Operating Expenses	0
Operating Income	0
Provision for Income Taxes	0
Net Income	$ 0

COINVEST LABS LLC
STATEMENT OF STOCKHOLDERS' EQUITY
From June 30, 2017 (inception) through December 31, 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Par Value				
June 30, 2017 (inception)						
Issuance of common stock to founder	0	$ 0	$ 0	$ 0	$ 0	$ 0
Net Income	0	0	0	0	0	0
Balance as of January 8, 2018	0	$ 0	$ 0	$ 0	$ 0	$ 0

COINVEST LABS LLC
STATEMENT OF CASH FLOWS
From June 30, 2017 (inception) through December 31, 2017
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Issuance of common stock		0
Net Cash Provided By Financing Activities		0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

COINVEST LABS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 8, 2018
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Coinvest Labs LLC (which may be referred to as the “Company,” “we,” “us,” or “our”) is a decentralized investment trading market for cryptocurrencies which provides mechanisms for consumers to seamlessly, securely, and safely invest and use cryptocurrencies and empowers anyone to invest in hundreds of different cryptonized assets and indexes using one wallet and one coin.

The Company organized as Savor Nutrition LLC on June 30, 2017 and changed its name to Coinvest Labs LLC on November 20, 2017 in the State of Texas. The Company’s headquarters are located in Dallas, Texas. The Company commenced operations in 2017.

Since Inception, the Company has relied on advances from founders to fund its operations. As of December 31, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 4). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6), funding from a token sale which took place from January 12, 2018 to April 6, 2018 (see Note 6) and, possibly, continued contributions from our owners, along with funds from revenue producing activities, if and when such can be realized. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results or cease operations altogether. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has only recently been formed, has a limited operating history and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the United States along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or volatility in the value of crypto assets or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 4 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash generally consists of funds held in the Company’s checking account. As of December 31, 2017, the Company had no cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the

amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited. We have not experienced any write-downs in our accounts receivable balances due to the fact that we have not yet generated revenue from operations and thus have not generated accounts receivable. As of December 31, 2017, the Company did not have any outstanding accounts receivable.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on the market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 – Unobservable inputs which are supported by little or no market activity.

We maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument is categorized based upon the lowest level of input that is significant to the fair value calculation. We recognize transfers between levels of the fair value hierarchy on the date of the change in circumstances that caused the transfer.

Property and Equipment
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation is written-off from the balance sheet account and the resulting gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets.
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company has not yet filed its first tax return, therefore is not subject to examination by the Internal Revenue Service or any state tax agencies.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. We have not generated any revenues to date.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company does not yet maintain a company bank account as of the balance sheet date. When applicable, the Company will deposit its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-9 ("ASU 2014-9"), Revenue from Contracts with Customers. ASU 2014-9 requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfill a contract with a customer, as well as enhanced disclosure requirements. In August 2015, the FASB issued Accounting Standards Update No. 2015-14 which deferred the effective date of ASU 2014-9 for nonpublic entities to fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. We plan to adopt the ASU, as amended, in Q1 2019. In March 2016, the FASB issued Accounting Standards Update No. 2016-8 ("ASU 2016-8") which clarified the revenue recognition implementation guidance on principal versus agent considerations and is effective during the same period as ASU 2014-9. In April 2016, the FASB issued Accounting Standards Update No. 2016-10 ("ASU 2016-10") which clarified the revenue recognition guidance regarding the identification of performance obligations and the licensing implementation and is effective during the same period as ASU 2014-9. In May 2016, the FASB issued Accounting Standards Update No. 2016-12 ("ASU 2016-12") which narrowly amended the revenue recognition guidance regarding collectability, noncash consideration, presentation of sales tax and transition. ASU 2016-12 is effective during the same period as ASU 2014-9.

The FASB allows two adoption methods under ASU 2014-9. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of the first day of Q1 2019, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules ("modified retrospective method"). We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. We anticipate adopting the standard under the modified retrospective method.
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. We plan to adopt ASU 2016-2 in Q1 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2017 and therefore did not realize any profit from Inception to December 31, 2017. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6). The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 5 – MEMBERS' EQUITY

During 2017, the member-manager formed the Company. Only *de minimus* equity interests in the Company have been issued upon formation.

NOTE 6 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 units of Debt Payable by Assets ("DPA") for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum.

The DPA can be repaid prior to the third anniversary of the effective date. If the repayment is made in tokens, tokens will be issued equal to the amount of principal plus 20 percent interest. If the repayment is made in tokens within six months of issuance, tokens will be issued equal to the amount of the principal plus 10 percent interest. If the repayment is made in cash, the cash repayment amount will be equal to a variable of the initial principal depending on how long it has been since the issuance of the debt. The DPA matures at the third anniversary of the effective date. If the DPA remains outstanding as of the third anniversary, the DPA will accrue 15% interest on a one-time basis.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through April 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page





Company Name	Coinvest

Logo	

Headline	Invest in hundreds of cryptocurrencies and indexes with one wallet and one COIN

Cover photo	



**Hero
Image**



Tags   B2C, Marketplaces, Tech, Fintech, Blockchain, Hardware

**Pitch
text**



Coinvest will be a single destination for users to learn, invest, and spend cryptocurrencies. The Coinvest ecosystem (built by Coinvest LLC, the parent company of Coinvest Labs LLC's, **together "Coinvest"**), will consist of a wallet and investment trading platform to handle all of your cryptocurrency investment needs. The Coinvest trading platform will enable anyone to easily invest in hundreds of different cryptonized assets and indexes using only one wallet and one coin.

The Coinvest Labs investment process will be managed by smart contracts which will be the custodian of the network. User invested funds will be held by the smart contract until withdrawn by the user. Third-parties, including Coinvest, NEVER have access to invested funds, including the reserve pool that collateralize and back all investments traded in the network. Once an asset is sold from a user's portfolio, COIN will be returned to a user's wallet and can be spent directly using our built-in debit card account.

● PROBLEM

Since the invention of blockchain technology, a new asset class has emerged in cryptocurrencies. Built on the blockchain technology, these digital currencies offer the promise of reinventing the real economy, as their decentralized nature, better security, and faster processing are vast improvements over traditional financial systems.

Unfortunately, these investment opportunities are largely limited to high net worth individuals and sophisticated investors. Ironically, this is contrary to the ideals of blockchain as a force for decentralization and democratization. For ordinary investors who want to invest in cryptocurrencies, they face issues such as complexity, fragmentation, lack of quality market intelligence, and security risks.

- Investing in cryptocurrencies are too complicated
- The market is highly fragmented
- High fees
- Lack of liquidity
- Lack of quality market and investment data

● SOLUTION

Coinvest Labs will be an open-source for-profit technology company dedicated to:

"Democratizing cryptocurrencies and bringing it to the masses by creating decentralized tools for the world to seamlessly invest and spend cryptonized assets."

Frustrated with the complexity, fragmentation, and quality of cryptocurrency investment options available on the market, Coinvest Labs is determined to democratize cryptocurrencies by creating tools that will:

1. Provide mechanisms for consumers to seamlessly, securely, and safely invest and use cryptocurrencies
2. Empower anyone to invest in hundreds of different cryptonized assets and indexes using one wallet and one coin

● HOW IT WORKS

1. Create a virtual portfolio with your favorite cryptocurrencies
2. Trade and Withdraw Investments (+ Profit) Directly with our Smart Contract
3. Easily spend cryptocurrencies using your debit card account



Sample real-world use-case: Mary wants to invest in cryptocurrencies and purchase Bitcoin, NEO, and Raiblocks. With today's solutions, Marty would have to:

1. Search and find all of the exchanges that support these assets
2. Execute KYC checks for each exchange

3. Place a total of three individual trades and incur % fees for each trade
4. Manage three wallets to support each protocol
5. Manage three sets of private keys
6. Sell and convert her assets to fiat currency before being able to spend them

With Coinvest Labs, Mary will be able to execute all of the above in one trade, for one fee ($4.99) and manage only one wallet. From there, spend COIN directly from their wallet without having to convert it back to fiat currencies (using our built-in debit card support).

Mary wants to invest in cryptocurrencies and buy Bitcoin, NEO, and Raiblocks.
Before COINVEST
1. Buy BTC from Exchange #1
2. Buy NEO from Exchange #2
3. Buy XRB from Exchange #3
4. Store in Hardware Wallet
5. Store in Mobile Wallet
6. Store in Online Wallet
7. Download Investment Tracking App
8. Sell BTC from Exchange #1
9. Sell NEO from Exchange #2
10. Sell XRB from Exchange #3
11. Convert to Fiat and Deposit to Bank Account
12. Spend Funds
Numbers at a Glance
12 Steps
3 KYC Check
4 Website & App
3 Wallet
3 Private Keys
6 Trades
% of each trade Fees Per trade
After COINVEST
1. Buy Assets and Track Investments Using Coinvest App
2. Investment Data Stored in Blockchain While Funds are Stored in Smart Contract
3. Sell Assets
4. Store COIN in Coinvest Hardware or Online Wallet
5. Spend Funds Using Coinvest Debit Card
Numbers at a Glance
5 Easy Steps
1 KYC Check
1 Website & App
1 Wallet
1 Private Keys
2 Trades
4.99 USD Fees Per trade
HTTPS://COINVE.ST © 2017





PRODUCTS

The Coinvest Labs ecosystem of products and services will interact and complement each other to provide a comprehensive end-to-end investment experience for our consumers.



Details on our offerings are below:

COIN Protocol

At the core of its product portfolio is the Coinvest Labs protocol; A blockchain protocol defining investment transactions between users and the Coinvest Labs smart contracts. User invested funds will be held in smart contracts while investment data is written to the blockchain, removing all third-parties from the investment process. The COIN protocol will enable developers to build their own DAPP and become their own broker to help increase the adoption of COIN.

Coinvest Trade

Coinvest Trade is a wallet and decentralized software application (DAPP), or front-end interface to the COIN protocol. The Coinvest DAPP will empower anyone to invest in individual or a curated index of cryptonized assets using only one wallet and one COIN. Users will create virtual portfolios and trade their favorite cryptocurrencies using market buy, limit buy, sell, and short orders.

CoinDNA

Investing starts when an investor begins their research. Not once a trade is placed. At Coinvest Labs, we aim to be a single destination for investing in cryptocurrencies. CoinDNA is a place for blockchain enthusiasts to consume a combination of Data, News, and Analytics on a daily basis. Using content and insight, CoinDNA builds trust and confidence with investors which aids in conversion to the Coinvest Trade platform.

● MARKET

Cryptocurrencies and the blockchain industry are scratching the surface in global adoption and usage. Yet:
- Global trade volume (24 hour period) in cryptocurrency markets recently surpassed $50B+
- Cryptocurrency market capitalization is approximately $500B
- Global adoption of cryptocurrency market is estimated at > 0.5%
- Coinbase exceeded $1B in trading revenue in 2017
- Binance achieved $850M in trading revenue in 2017

● TRACTION

- Developed the COIN protocol and smart contracts
- Developed and released a MVP prototype
- Upgraded to V2 of the COIN protocol and smart contracts
- Filed as a MSB with the US FinCEN and provided notice to the US SEC on its offerings.

● CORE TEAM







Damon Nam	**Kevin Huynh**	**Byron Levels**
Founder and Executive Director 16 year Microsoft alumni	Operations and Analytics Director, Hotels.com alumni and M.S. in BI and Data Analytics at Carnegie Mellon	Technology Director, 23 year technologist and 8 year Microsoft alumni

Prior to starting Coinvest Labs, Damon Nam was a sixteen year IT services professional at Microsoft. During his tenure, he assumed three different management roles within the Microsoft Services organization. In his last role as a US Services Partner Program Director, he was responsible for driving and managing the Preferred Services Partner program for the US; a program with approximately seventy-five partner organizations and a total book of business of over $90 million in revenue. Damon is responsible for architecting and executing the strategy to drive the overall mission for Coinvest Labs.

Kevin Huynh has built a career in data analytics, most recently graduating from Carnegie Mellon University with a Masters in Business Intelligence and Data Analytics and managing digital marketing for Hotels.com. Prior to that he consulted as a Senior Data Modeler for many top Fortune 500 companies, including McKesson, Kimberly-Clark and Rubbermaid. Kevin is responsible for Coinvest Labs analytics and operations strategy.

Byron Levels has 23 years of experience as an IT services professional with a wide range of expertise in developing solutions to help businesses succeed. Byron has worked for many Fortune 500 companies including Microsoft, AT&T, and American Airlines. Byron is an architect and application developer with a strong focus on e-commerce and business application integration. Byron is responsible for driving the architecture, implementation, and support for all technology needs for Coinvest Labs.

● ADVISORS





Pete Cashmore

Founder of Mashable

Tony Scott

Former CIO of the US Government,
Microsoft, VMWare, and Disney

Tony Scott and Pete Cashmore are respected leaders within their industries and offer
significant value beyond marketing purposes. Coinvest Labs is here for the long-term. Our team has worked very hard to
carefully engage advisors that can help us grow and scale our business versus offer only promotional value.

Tony Scott was the third U.S. Federal Chief Information Officer, serving from 2015–2017. Scott's 40 year career in
information technology includes roles as Chief Information Officer of VMware, Microsoft and The Walt Disney Company.
Scott also serves as a research director at the Blockchain Research Institute, a global knowledge network. Coinvest
Labs will be able to leverage Scott's vision and expertise to help the company with IT management, operations, and
security. Scott also advises for other companies within the blockchain industry such as Cobinhood and Continuum, and
his network is a resource for Coinvest Labs as well.

Pete Cashmore is the founder of the leading tech publication, *Mashable*. Cashmore has grown *Mashable* from a blog
project to a global tech-focused media company boasting 42 million monthly unique visitors and 21 million social media
followers. Cashmore was named one of *Time Magazine*'s 100 Most Influential People in 2012, featured on *Forbes* 30
under 30 list, and was named a Young Global Leader by The World Economic Forum in 2011. Under Cashmore's
leadership, *Mashable* has been on the forefront of this transition and a pioneer in the digital content creation and
advertising space. Coinvest Labs will be able to leverage Cashmore's vision and expertise to help the company build a
platform focused on community with insights to growth scaling and media. We are honored to have his insight, experience,
and vision in the areas of media and emerging technology to aid our company.

In the video below we had a chance to sit down with Pete to learn his thoughts on the current and future state of the
blockchain industry.

● LINKS

Whitepaper	Website	Email
Facebook	Twitter	Youtube
BitcoinTalk	Medium	Github
Discord	Telegram	Support

Invest in Coinvest

Team

	Damon Nam	Founder	Damon is an IT professional and 16 year Microsoft alumnus, where he was a Services Program Director for the US. There he was responsible for the US Services Partner program; approx. 75 partners and a book of business of over $90 million in revenue.
	Byron Levels	Technology Director	
	Kevin Huynh	Operations and Analytics Director	
	Pete Cashmore	Advisor	Pete Cashmore is the founder and CEO of Mashable, the leading source of news, information & resources for the Connected Generation. Pete was named one of Time Magazine's 100 Most Influential People in 2012.
	Tony Scott	Advisor	In 2015 Tony Scott was appointed by President Barack Obama to serve as the third Federal Chief Information Officer of the United States. As CIO of Microsoft, Scott was responsible for all aspects of the company's information technology organization.

Perks

FAQ

What Is Coinvest Labs?

Coinvest Labs will be a single destination for users to learn, invest, and spend cryptocurrencies. The Coinvest Labs ecosystem will consist of products and services that aid users throughout the entire investment lifecycle. At the core of Coinvest Labs product portfolio, the Coinvest Trade platform will enable users to invest in hundreds of different cryptonized assets and indexes using only one wallet and one coin.

The Coinvest Labs investment process will be managed by smart contracts which will be the custodian of the network. User invested funds will be held by the smart contract until withdrawn by the user. Third-parties, including Coinvest Labs, will NOT have access to these funds, including the reserve pool that collateralize and back all investments traded in the network. Once an asset is sold from a user's portfolio, COIN will be returned to a user's wallet and can be spent directly using our built-in debit card account.

How Will Coinvest Labs Work?

1. Create an investment portfolio with a single or basket of cryptocurrencies
2. Trade and withdraw investments directly with the Coinvest Labs smart contract
3. Spend cryptocurrencies using the Coinvest debit card

Sample real-world use-case: Mary wants to invest in cryptocurrencies and purchase Bitcoin, NEO, and Raiblocks. With today's solutions, Mary would have to:

1. Search and find all of the exchanges that support these assets
2. Execute KYC checks for each exchange
3. Place a total of three individual trades and incur % fees for each trade

4. Manage three wallets to support each protocol
5. Manage three wallets and three sets of private keys
6. Sell and convert her assets to fiat currency before being able to spend them

With Coinvest Labs, Mary will be able to execute all of the above in one trade, for one fee ($4.99) and manage only one wallet. From there, spend COIN directly from their wallet without having to convert it back to fiat currencies (using our built-in debit card support).

What Is The Coinvest Labs Ecosystem?

The COIN token ecosystem will consist of many parties including, but not limited to, token buyers, investors, fund managers, financial institutions, partners, token sellers, etc. creating an equal exchange of buyers and sellers. It will be a community that utilizes COIN as a means of support for its members and community.

Coinvest Labs has allocated 10% of its total token supply specifically to distribute and develop the ecosystem. All in an effort to encourage and drive:

- The adoption and use of the Coinvest Labs protocol
- Removal of centralized intermediaries and unnecessary third-parties from the investment process
- Transparency, trust, and reduced costs / fees
- Increased speed, availability, and frequency of investments to all end-users

---

What Will Be The Advantages Of Using Coinvest Labs?

- *Simplicity*

Investing in cryptocurrencies today is an extremely difficult and a intensive process. Exchanges require KYC authorization which can take hours (if not days) to validate. Coinvest Labs will bypass the KYC process as there is no exchange in fiat currency, assets, and as the Coinvest smart contract is the custodian of your deposited funds.

- *Convenience*

Securely storing cryptonized assets is imperative but not trivial. Some coins and tokens have different standards and require different wallets. As a consumer, you have to choose between different wallet options (such as hot, cold, paper, etc.) depending on your risk appetite. Storing assets yourself is feasible for some; however, complicated and risk hacking and user-error. With Coinvest Labs, there will be no storage of investment assets as all portfolios are completely digital.

- *Function*

Prices in cryptocurrency can be extremely volatile. Acquiring assets at the wrong price and time can be the difference in gains or losses. There are currently limited investment options that empower users to execute flexible buying options such as shorting and price limit orders. Coinvest Labs will be one of the first in the industry to offer this functionality.

- *Diversification*

Unlike current exchanges, Coinvest Labs will offer index funds containing a portfolio of cryptonized assets related to components such as market capitalization, industry, etc. The index funds will enable users the ability to invest without individually and actively purchasing assets themselves. Meanwhile, providing broad market exposure, low operating expenses, and low portfolio turnover.

- *Autonomy*

As of March 2018, there are no investment vehicles that enable investors to curate and invest in an index of cryptonized assets created by themselves. Current investment, index, and mutual funds are managed by third-party asset managers and offer no flexibility and control of the fund itself. Personal curated index funds on Coinvest Labs will empower users to control the assets, distribution percentages, rebalances, and withdrawals of their own individual fund.

- *Decentralization and Security*

Investing in cryptocurrencies require sending funds direct to an exchange or investment fund (which inherently creates centralization and high risk as they are the custodian of your funds). Coinvest Labs will not accept any funds (fiat, cryptocurrency, etc.) or payments direct from users. User funds will be held in escrow and controlled by the Coinvest Labs autonomous bot (computer code) within a smart contract in the Coinvest protocol. Users will be able to withdraw funds or close their positions at any time and obtain distributions automatically via the Coinvest Labs smart contract. The Coinvest Labs investment process will require no human involvement or interaction.

- *Backed Collateral*

All investments made through the Coinvest Labs platform will be backed by the cryptonized assets themselves. To ensure liquidity, Coinvest Labs will employ two reserves. Investments will only be executed based upon available assets in the reserve, ensuring the security of all users. A percentage of company revenue will be allocated for additional purchases to increase liquidity and scale the reserve in relation to growth.

What Is The COIN Token And Its Role?	The COIN token (aka COIN) is the official cryptonized *network access token* for Coinvest Labs and its ecosystem. COIN will be the fuel to execute trades on our platform. Additionally, our token will play a key role in executing smart contracts to ensure no third party is involved in the investment process. Lastly, also a tool that will write and retrieve investment data from the blockchain. COIN owners will be able to: • Create investment transactions and portfolios in Coinvest Trade • Receive assets from investment portfolio profits and index fund investment fees • Purchase goods and services from merchant partners • Buy and sell on supported cryptocurrency exchanges You can find more information about the COIN token here.
When and Why Was Coinvest Labs Founded?	Frustrated with the complexity, fragmentation, and quality of cryptocurrency investment options available on the market, Coinvest Labs was determined to democratize cryptocurrencies by creating tools enable consumers to seamlessly, securely, and safely invest in cryptocurrencies. Coinvest Labs was founded in Summer of 2017.
How Do I Add Custom Tokens to My Wallet?	You can follow our guide here for some of the most common ERC-20 compatible wallets: https://docs.google.com/document/d/1Fj18eYx6zvykBrdTNvk-WDVPDMy3ls2RPuwluuPxkBo/edit#
What Will Raised Funds Be Used For?	In order to build and grow the company, it's imperative to raise funds to support the development of the Coinvest Labs protocol, smart contracts, DAPP, and future products. An allocation of funds raised will also be used for ecosystem development including funding developers to help build tools to ensure the security and scalability of the platform. We recognize that without a robust, secure protocol and platform, there are no customers. With no customers, there is no business. Without any of these components, the firm fails in its mission. The offering enables Coinvest to grow and scale its team to complete development of its portfolio of products and create value for its future customers and token holders.

EXHIBIT C

Video Transcript

-

Investing in cryptocurrencies is difficult.

There are thousands of coins. Hundreds of wallets. And multiple exchanges.

What if you could invest in multiple cryptocurrencies using only one wallet and coin?

Welcome to Coinvest Labs.

Coinvest Labs is creating a decentralized cryptocurrency trading market for the future.

Through our wallet, investors will be able to buy, sell, and short cryptonized assets. Or... create your own personal index fund with a curated basket of cryptocurrencies.

When you are ready to close and withdraw your positions, our smart contract automatically returns invested funds and any profits from your trades directly to your wallet.

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Coinvest Labs. The easiest way to invest in cryptocurrencies.

EXHIBIT D

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

COINVEST LABS LLC

DEBT AGREEMENT

for

DEBT PAYABLE BY ASSETS ("DPA")

SERIES: S-1

THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$[________] (the "**Debt Amount**") made on or about [Date of DPA] (the "**Effective Date**"), to Coinvest Labs LLC a Texas limited liability company (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments, in USD cash and/or in Tokens, with such interest rate (or no rate at all), as further set forth below.

"**Token**" means a digital token that (a) the Company (or an Affiliate thereof) issues in a Public Token Offering (defined below), and (b) is an asset the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops.

"**Interest Amount**" means simple interest, payable one time on the Debt Amount, regardless of the time said Debt Amount has been outstanding.

"**Asset Interest Amount**" means the product of (a) twenty percent (20%) and (b) the Debt Amount.

"**Fiat Interest Amount**" means the product of (a) fifteen percent (15%) and (b) the Debt Amount.

"**Cash Repayment Amount**" means the product of (a) the full Debt Amount plus (b) the Fiat Interest Amount.

"**Escrow Percentage**" means to seventy-five percent (75%).

"**Series Debt Amount**" means the sum of all Debt Amounts under all outstanding Debt Payable by Assets Series S-1.

See **Section 2** for additional defined terms.

1. *Repayment of Debt Amount*

   a. **General Repayment Terms.**

      i. *Maturity Term:* Upon the third (3rd) anniversary of the Effective Date, if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the Cash Repayment Amount.

      ii. *Repayment Obligation.* An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this DPA.

      iii. *Requirement to fully satisfy the Debt Amount.* The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument in full pursuant to the terms herein. For example. If the Company was to make an early repayment in cash pursuant to **Section 1(d)(i)**, the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this DPA in full.

      iv. *Termination.* This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this **Section 1**.

   b. **Token Repayment Terms.** If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and all other DPAs contemporaneously issued as part of the same offering in full, the Company shall make the Early Token Repayment Amount or the Token Repayment Amount, as specified in **Section 1(b)(i)** or **Section 1(b)(ii)**, respectively.

      i. To the extent that the Company repays the Lender the Debt Amount in Tokens within six (6) months of the Effective Date, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, the interest being equal to the product of (a) 0.5 and the (b) the Asset Interest Amount, together (the "**Early Token Repayment Amount**").

ii. To the extent that the Company repays the Lender the Debt Amount in Tokens between the six (6) month and three (3) year anniversary of the Effective Date, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, the interest being equal to the Asset Interest Amount, together (the "**Token Repayment Amount**").

iii. For debt satisfaction under the terms of this DPA, Tokens shall be valued at the initial undiscounted price set by the Company or an Affiliate for purposes of the Public Token Offering ("**Token Valuation**"). If payment pursuant hereto is made in Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens if necessary to repay the Debt Amount (or portion thereof). In the event that the Company or its Affiliate does not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

iv. In the event the Company makes a repayment of the Debt Amount by Tokens, if upon notice Lender fails to provide to Company within fifteen (15) calendar days a wallet address, network address or other information necessary to facilitate a distribution of Tokens, the Company may in its discretion effectuate such repayment to the bank account listed under Lender's signature on the signature page of this DPA in USD cash and without any interest, without any further obligations associated thereto and in full satisfaction of such full or partial repayment. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender and the Company will have been deemed to have fully repaid the Debt Amount to the extent the Lender does not receive Tokens due to the Company receiving an inaccurate wallet address, network address or other information related to a transfer of Tokens and the Company then sends Tokens to that an inaccurate wallet address, network address or other information repository.

c. **Early Repayment Right by Lender**. At any time before the second (2) anniversary of this DPA, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("**Early Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Repayment Notice, the Company must direct the Portal (as defined in Section 2) to release the Lender Escrow Amount to the Lender in USD cash with no interest due thereon ("**Early Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this DPA shall be <u>fully satisfied</u>. If the Company receives multiple Early Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 1(e)**, the Lender's right to request Early Repayment will be extinguished.

       d.   Early Repayment in Cash.

            i.   <u>Early repayment without interest</u>. At any time before six (6) months from the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to any Debt Amount in USD cash, <u>in full</u>, with no interest owed to the Lender;

           ii.   <u>Early repayment with interest</u>. At any time after the six (6) month anniversary of the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in USD cash, <u>in full</u>, by paying to the Lender the Cash Repayment Amount.

    e. Capital Call Event. At any time between the one (1) year anniversary of the Effective Date but before the second (2nd) anniversary of the Effective Date, the Company may request that the Portal release the Escrow Debt Amount (as defined below) to the Company (the "**Capital Call**"). Such a request shall be submitted to both the Portal and the Lender in writing and shall include a detailed explanation of the good faith need and use for such funds. After receiving notice, the Lender has fifteen (15) days to provide an Early Repayment Notice pursuant to **Section 1(c)** <u>to opt-out of the capital call, otherwise the Lender will be deemed to have consented.</u> The Portal shall release all funds remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a prior Early Repayment Notice, thirty (30) days after the Portal receives the Company's request (a "**Capital Call Event**").

f. Dissolution Event. If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Lender shall have a right to its pro rata share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant the provisions above.

  2. *Definitions*

      "**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this DPA, (e) and must be opened and maintained in connection with this DPA.

"**Escrow Debt Amount**" means the product of the Escrow Percentage and the Net Debt Amount.

"**Escrow Release Event**" means the earlier of (a) the Company's full payment of the Early Token Repayment Amount or the Token Payment Amount pursuant to **Section 1(b)**, (b) a Capital Call pursuant to **Section 1(e)**, or (c) the second anniversary of the issuance of this DPA.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(d)**, (b) every remaining Lender in this Series S-1 offering providing an Early Repayment Notice within fifteen (15) days or (c) a Dissolution Event pursuant to **Section 1(f)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Net Debt Amount**" means the difference between the Series Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Section 1(c)**. For the avoidance of doubt, should every Lender who participated in the DPA offering request repayment pursuant to **Section 1(c)** within a fifteen (15) day period it shall be considered an Escrow Refund Event.

"**Public Token Offering**" means the opening of the Company or an Affiliate's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Company or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents).

"**Portal**" means OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Inc., the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Series S-1 offering (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series S-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

3. *Escrow Account*

Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, (iii) a Partial Escrow Refund Event, or (iv) a Capital Call Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the Portal receiving an Escrow Release Notice, the Portal shall transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

(i)   All funds to the Company. In the event of an Escrow Release Event, all funds from the Series Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

(ii)   Some funds to Lender(s). In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Repayment Notice(s) to the Portal and the Portal will release the Early Repayment Amount(s) to the relevant Lenders.

(iii)   <u>All remaining funds to Lenders</u>. In the event of an Escrow Refund Event, all funds remaining in the Escrow Account from the Series Debt Amount shall be due to the Lenders pari passu with all other Lenders, based on said Lender's Debt Amount. For the avoidance of doubt, a Lender whose Debt Amount was satisfied by providing an Early Repayment Notice and receiving an Early Repayment Amount will not receive funds from this event.

The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no maintenance or transmission fees due post the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

4. ***Company Representations***

a. The Company is a validly existing and in good standing under the laws of the state of Texas, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this DPA as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this DPA as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f.   NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

5. *Lender Representations*

a.   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b.   The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c.   The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d.   The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e.   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

l. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

m. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this DPA, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this DPA. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this DPA.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA (and any Tokens used to repay this DPA), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*.

a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this DPA only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the Platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Coinvest Labs LLC

By: _____
Name:_____
Address:_____
Email:_____

LENDER

By: _____
Name:_____
Email:_____

<u>Wire Information / ACH Information:</u>